Exhibit 99.5

Response Biomedical Corporation Announces Second Quarter Results

Conference Call and Web Cast at 10:00 a.m. EDT

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, August 10, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced financial results for the second quarter and six months ended June 30, 2010.

Revenue from product sales for the three month period ended June 30, 2010 increased 2% to $2,112,424 from $2,067,194 for the same period in 2009.  Clinical products revenue for the three month period ended June 30, 2010 increased 10% to $1,985,675 from $1,805,308 for the same period in 2009.  Contract service fees and revenue from collaborative research arrangements for the three month period ended June 30, 2010 decreased 79% to $143,089 compared to $668,221 for the same period in 2009.  Total revenue for the three month period ended June 30, 2010 decreased 18% to $2,255,513 compared to $2,735,415 for the same period in 2009.

“We saw modest growth in our revenues from product sales in the second quarter of 2010 as compared to 2009,” said S. Wayne Kay, Chief Executive Officer.  “Continued strong demand for our cardiac products in China resulted in an increase in our clinical products revenue for the quarter.  We expect to focus resources during the second half of the year on supporting this market expansion in China and other international markets for our cardiac portfolio.”

Operating expenditures for the three month period ended June 30, 2010 decreased 12% to $2,123,585 from $2,413,023 for the same period in 2009.  Operating expenditures for the six month period ended June 30, 2010 increased 3% to $4,871,200 from $4,739,360 for the same period in 2009.

For the three and six month periods ended June 30, 2010, the Company reported a loss of $1,868,104 or $0.07 and $4,528,152 or $0.18 per share, respectively, compared to a loss of $1,898,987 or $0.09 and $3,630,402 or $0.19 for the same period in 2009.  The marginal decrease in the loss for the three month period ended June 30, 2010 as compared to the same period for the prior year, is attributed to lower operating expenses across all departments and an increase in margin from product sales offset by lower contract service fees and revenue from collaborative research arrangements.  The increase in the loss for the six month period ended June 30, 2010 as compared to the same period for the prior year, is the result of significantly lower contract service fees and revenue from collaborative research arrangement in the current year.

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As at June 30, 2010, the Company had $543,617 in cash and cash equivalents, a decrease of $4,529,854 compared to $5,073,471 as at December 31, 2009.  As at June 30, 2010 the Company had a working capital balance of $3,303,551, a decrease of $3,694,978 compared to $6,998,529 as at December 31, 2009.

Subsequent to the end of the quarter, on July 28, 2010, the Company announced the closing of a private placement of an aggregate of 13,333,333 common shares, at a price of $0.60 per share, to affiliates of OrbiMed Advisors, LP for gross proceeds of approximately $8 million.

Conference Call Information
Response Biomedical management will host an analyst conference call beginning at 10:00 a.m. (Eastern Time) today to discuss these results and other corporate matters.   During the conference call, the Company may discuss and answer questions concerning business and financial developments and trends.

The analyst conference call may be accessed by dialing 1-416-800-1066 (domestic and international) or 1-866-212-4491 (toll free in North America).  An access code is not required.  For our shareholders and interested parties, it will also be simultaneously Web cast at http://www.snwebcastcenter.com/event/?event_id=1068.  An archive of the call will be available from the same link approximately two hours after the live call has concluded and will be accessible for 30 days.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications.  RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes.  It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories.  RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure, influenza and RSV through our commercial partners, Roche and 3M Health Care respectively and through select international distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.  Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF".  For further information, please visit the Company's website at www.responsebio.com.

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Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws.  Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

SELECTED FINANCIAL DATA	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2010	2009	2010	2009
	$	$	$	$

Product Sales	2,112,424	2,067,194	3,514,958	4,346,770
Cost of Sales	1,824,341	2,040,993	3,043,600	3,969,764
Gross Profit on Product Sales	288,083	26,201	471,358	377,006

Contract Service Revenue	143,089	668,221	290,034	1,101,045

Total Expenses	2,123,585	2,413,023	4,871,200	4,739,360

Loss for the Period	(1,868,104)	(1,898,987)	(4,528,152)	(3,630,402)

Loss per Share	(0.07)	(0.09)	(0.18)	(0.19)

The Company’s complete financial results are available at www.sedar.com.

Response Biomedical Contacts:
Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel  (604) 456-6073
Email: bwickson@responsebio.com

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